UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   ☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                              SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2016

OR

   ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                              SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                      to

Commission file number:    1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2016 and 2015

With Report of Independent Registered Public

Accounting Firm

TIME WARNER SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Time Warner Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions, and assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Time Warner Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York June 20, 2017	/s/ Ernst & Young LLP

TIME WARNER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	December 31,
	2016	2015

Investments at fair value:
Commingled trust funds	$1,560,846	$1,219,105
Time Warner common stock	396,965	295,216
Other common stocks	1,333,654	1,312,998
Mutual funds	296,673	439,753
U.S. government and agency securities	214,123	227,518
Other fixed income securities	154,716	116,924
Cash, cash equivalents and other investments	56,453	29,462

Total investments at fair value	4,013,430	3,640,976

Investments at contract value:
Synthetic investment contracts	499,308	491,412

Total investments	4,512,738	4,132,388

Contributions receivable:
Employing company	11,901	10,996
Participants	3,543	3,225
Notes receivable from participants	57,753	57,893
Receivables for securities sold	87,756	201,850
Other assets	5,471	5,804

Total assets	4,679,162	4,412,156

Payables for securities purchased	198,727	279,231
Other liabilities	6,711	28,900

Total liabilities	205,438	308,131

Net assets available for benefits	$4,473,724	$4,104,025

See accompanying notes.

TIME WARNER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	Year Ended December 31,
	2016	2015

Net assets available for benefits at beginning of year	$4,104,025	$4,424,183

Changes in net assets:
Investment income, net of fees	40,886	46,134
Net realized and unrealized appreciation (depreciation) in the fair value of investments	382,215	(155,688)

Net investment income (loss)	423,101	(109,554)

Employing company contributions	120,294	122,612
Participant contributions, including rollover contributions	171,376	161,128
Participant loan interest income	3,423	3,291
Participant withdrawals	(346,279)	(495,523)
Administrative expenses	(2,216)	(2,112)

Net change	369,699	(320,158)

Net assets available for benefits at end of year	$4,473,724	$4,104,025

See accompanying notes.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On October 22, 2016, Time Warner entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AT&T Inc. (“AT&T”). The Merger Agreement provides for the merger of a newly formed wholly owned subsidiary of AT&T with and into Time Warner, with Time Warner continuing as the surviving company in the merger. Immediately thereafter, Time Warner will merge with and into a limited liability company formed by AT&T, which will continue as the surviving entity and a wholly owned subsidiary of AT&T. The Merger Agreement was unanimously approved by all members of Time Warner’s and AT&T’s boards of directors. Time Warner shareholders adopted the Merger Agreement at a special meeting of shareholders on February 15, 2017. The merger is conditioned on the receipt of certain antitrust and other required regulatory consents. The merger is expected to close before year-end 2017.

The approval of the Merger Agreement by the Time Warner board of directors on October 22, 2016 constituted a change in control of Time Warner under the terms of the Plan, and, as a result, the Employing Company Contributions (as defined below) of Plan participants who were actively employed on October 22, 2016 became fully vested. The Employing Company Contributions of Plan participants who became employed by an Employing Company after October 22, 2016 are subject to the regular vesting schedule under the Plan.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and 14 core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Contributions or investment fund transfers into the Time Warner Inc. Stock Fund, an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for highly compensated employees is 50% for the pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

All newly eligible Plan participants and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they change their contribution rate or opt out of the Plan. Unless participants who are automatically enrolled in the Plan elect otherwise, their contribution rate automatically increases by an additional 1% of eligible compensation beginning on the first anniversary of their automatic enrollment date and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in the Qualified Default Investment Alternative (the Growth Asset Allocation Fund), unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits. Rollovers for 2016 and 2015 were $21.1 million and $16.2 million, respectively.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and any earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest 100% upon the completion of two years or periods of service (other than the Employing Company Contributions that became fully vested on October 22, 2016 in connection with the change in control described above).

Matching Contributions and any earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. See the table below for forfeiture activity for the years ended December 31, 2016 and 2015 (millions).

	December 31, 2016	December 31, 2015
Balance at beginning of period	$5.3	$3.2
Additions to forfeiture balance	3.2	4.0
Forfeitures utilized	(8.1)	(1.9)

Balance at end of period	$0.4	$5.3

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2016 and 2015 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and are included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, recordkeeping, custodial and trustee services. Other administrative costs, such as compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Reclassification

Certain 2015 amounts have been reclassified to conform to the current year presentation.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan, other than synthetic investment contracts, are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Synthetic investment contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at contract value in the Statement of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As required for the IRS Form 5500 filing, these investments are valued at fair value in the Schedule of Assets (Held at End of Year). See Note 7 for a reconciliation of the financial statements to the Form 5500.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	complete or partial termination of the Plan;
•	any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;
•	merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
•	any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio’s duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statement of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2016 and 2015, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2016 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts. The derivative financial instruments held by the Plan at December 31, 2015 consisted of interest rate and credit default swap contracts, futures contracts and interest rate and currency option contracts. Significant derivative positions at December 31, 2016 included futures contracts with aggregate notional amounts of $100.0 million in a liability position and $185.4 million in an asset position and swap contracts with aggregate notional amounts of $182.1 million in a liability position and $63.1 million in an asset position. Significant derivative positions at December 31, 2015 included futures contracts with aggregate notional amounts of $180.2 million in a liability position and $53.5 million in an asset position and swap contracts with aggregate notional amounts of $131.9 million in a liability position and $282.7 million in an asset position.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2016 and 2015 (thousands):

	December 31, 2016				December 31, 2015

Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Equity securities:
Time Warner common stock	$396,965	$—	$—	$396,965	$295,216	$—	$—	$295,216
Other common stocks	1,333,654	—	—	1,333,654	1,312,998	—	—	1,312,998
Mutual funds(a)	296,673	—	—	296,673	439,753	—	—	439,753
Fixed income securities:
U.S. government and agency securities	95,513	118,610	—	214,123	110,524	116,994	—	227,518
Other fixed income securities	—	154,716	—	154,716	—	116,924	—	116,924
Cash, cash equivalents and other investments:
Cash and cash equivalents	40,976	14,841	—	55,817	16,544	12,254	—	28,798
Derivatives	105	494	—	599	57	569	—	626
Other investments(b)	37	—	—	37	38	—	—	38

Total Assets	2,163,923	288,661	—	2,452,584	2,175,130	246,741	—	2,421,871

Liabilities
Derivatives	(144)	(760)	—	(904)	(248)	(1,065)	—	(1,313)
U.S. government and agency securities	—	(1,126)	—	(1,126)	—	(22,168)	—	(22,168)

Total	$2,163,779	$286,775	$—	$2,450,554	$2,174,882	$223,508	$—	$2,398,390

(a)

At December 31, 2016, mutual funds consisted of (thousands) $198,431 in Fidelity Brokerage Link, $91,859 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund, $5,134 in PIMCO Priv ABS Sector Fund (732), $822 in the PIMCO Short Term Floating NAV Portfolio II, and $427 in Fidelity Investments Money Market Government Portfolio. At December 31, 2015, mutual funds consisted of (thousands) $189,103 in Fidelity Brokerage Link, $170,140 in the Manning & Napier Overseas Fund, $80,097 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $413 in the PIMCO Short Term Floating NAV Portfolio II.

(b)	At December 31, 2016, other investments consisted of (thousands) $37 of preferred stocks. At December 31, 2015, other investments consisted of (thousands) $38 of preferred stocks.

Investments that are measured at fair value using the net asset value per share as a practical expedient have not been categorized in the fair value table above and are as follows (thousands):

	December 31,
Asset Category	2016	2015
Commingled trust funds(a)	$1,560,846	$1,219,105

(a)

At December 31, 2016, the underlying securities held in commingled trust funds consisted of approximately 25% of marketable fixed income securities and 75% of equity securities. At December 31, 2015, the underlying securities held in commingled trust funds consisted of approximately 31% of marketable fixed income securities and 69% of equity securities.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

There were no assets classified as Level 3 at December 31, 2016 or 2015. Assets totaling $1,000 that were classified as Level 3 at December 31, 2014 were settled in 2015. There was no other activity related to assets classified as Level 3 during the years ended December 31, 2015 and 2016.

Investments are recorded by the Plan on a trade date basis at fair value or contract value, as applicable. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy. As of December 31, 2016 and 2015, there were no fixed income securities classified as level 3.

Cash equivalents and other investments: Cash equivalents consist of investments in short-term investment funds and money market funds valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2016 or 2015 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2016 or 2015.

Certain Plan investments are managed by Fidelity. Fidelity has appointed JP Morgan Chase and State Street Bank to act as individual sub-custodians for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and JP Morgan Chase’s and State Street Bank’s holdings of such investments as sub-custodians qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

In addition, certain of the Plan’s investments are securities that have been issued by the Plan’s investment managers, custodian, sub-custodians, other service providers and their affiliated entities. The Plan’s investments in these securities also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transactions rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated April 14, 2015, stating that the Plan is qualified under Section 401(a) of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has been amended to

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

comply with the determination letter issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes the Plan’s information statement on Form 5500 is subject to examination for years after 2012. The IRS is currently auditing the Plan with respect to the year ended December 31, 2014.

7. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2016 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500 (thousands):

	December 31,
	2016	2015

Net assets available for benefits per the financial statements	$4,473,724	$4,104,025
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,932	4,901

Net assets per the Form 5500	$4,476,656	$4,108,926

		Year Ended December 31, 2016

Net investment income from the Plan per the financial statements		$423,101
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts		(4,901)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		2,932

Net investment income from the Plan per the Form 5500		$421,132

Supplemental Schedules

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2016

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-in Interest	Identity and Address of Obligor

Detailed Description

of Loan Including Dates

of Making and Maturity,

Interest Rate, the Type

and Value of Collateral,

any Renegotiation of the

Loan and the Terms of

the Renegotiation and

Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest

	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	$120,000	$—	$—	$120,000	$120,000	$—

	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	—	—	1,177,000	1,177,000	—

	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	—	—	641,000	641,000	—

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2016

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51

	$—	$10,936,936	$—	N/A

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016

Shares or Units	Description	Current Value

	Commingled Trust Funds
5,204,437	BlackRock Equity Index - Fund T*	$451,976,222
2,522,213	BlackRock Extended Equity - Market Fund K*	218,262,698
14,985,847	Blackrock MSCI ACWI ex-u.s. IMI Index Fund M*	165,947,276
10,384,358	Blackrock MSCI ACWI Minimum Volatility Index Fund F*	108,885,127
18,909,945	Blackrock US Debt Index Fund W*	395,055,022
4,334,341	FIAM Select Global Plus*	65,361,865
15,264,941	TS&W International Large Cap Equity Trust*	155,357,407

	Total Commingled Trust Funds	$1,560,845,617

4,112,345	Time Warner Common Stock*	$396,964,663

	Other Common Stocks
82,800	ACADIA HEALTHCARE CO INC	$2,740,680
2,400	ACTIVISION BLIZZARD INC	86,664
28,050	ACTUANT CORP CL A	727,898
8,300	ACUITY BRANDS INC	1,916,138
86,500	ACXIOM CORP	2,318,200
11,842	ADIENT PLC	693,941
25,300	ADOBE SYSTEMS INC	2,604,635
35,870	ADVANCED DISPOSAL SERVICES INC	797,031
625,000	AEGON NV (NY REGD) NY REG SH	3,456,250
26,139	AETNA INC	3,241,497
900	AGILENT TECHNOLOGIES INC	41,004
27,200	ALASKA AIR GROUP INC	2,413,456
49,187	ALEXION PHARMACEUTICALS INC	6,018,030
60,453	ALIBABA GROUP HLD LTD SPON ADR	5,308,378
22,080	ALLEGIANT TRAVEL CO	3,674,112
33,197	ALLERGAN PLC	6,971,702
34,000	ALLIANCE DATA SYSTEMS CORP	7,769,000
133,392	ALLSCRIPTS HLTHCARE SOLS INC	1,361,932
43,000	ALNYLAM PHARMACEUTICALS INC	1,609,920
20,050	ALPHABET INC CL A	15,888,622
53,539	ALPHABET INC CL C	41,322,471

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

46,938	AMAZON.COM INC	$35,197,399
45,699	AMEDISYS INC	1,948,148
108,800	AMERICAN AIRLINES GROUP INC	5,079,872
150,000	AMERICAN EXPRESS CO	11,112,000
46,800	AMERICAN TOWER CORP	4,945,824
1,500	AMERIPRISE FINANCIAL INC	166,410
56,735	AMETEK INC NEW	2,757,321
113,300	ANADARKO PETROLEUM CORP	7,900,409
20,300	ANTHEM INC	2,918,531
1,000	AON PLC	111,530
160,059	APACHE CORP	10,158,945
85,715	APPLE INC	9,927,511
141,607	ASSOCIATED BANC CORP	3,497,693
269,500	ASTRAZENECA PLC SPONS ADR	7,362,740
1,800	AUTOZONE INC	1,421,622
30,790	AVIS BUDGET GROUP	1,129,377
4,700	BAIDU INC SPON ADR	772,727
143,530	BAKER HUGHES INC	9,325,144
9,400	BALL CORP	705,658
985,200	BANK OF AMERICA CORPORATION	21,772,920
302,100	BANK OF NEW YORK MELLON CORP	14,313,498
700	BARD C R INC	157,262
42,790	BATS GLOBAL MARKETS INC	1,433,893
47,900	BAXTER INTL INC	2,123,886
130,000	BB&T CORP	6,112,600
12,700	BECTON DICKINSON & CO	2,102,485
15,540	BELDEN INC	1,161,926
62,000	BERRY GLOBAL GROUP INC	3,021,260
9,800	BIOGEN INC	2,779,084
19,970	BLACK HILLS CORP	1,224,960
1,400	BLACKROCK INC*	532,756
23,100	BOEING CO	3,596,208
66,480	BOOZ ALLEN HAMILTON HLDG CL A	2,397,934
49,290	BOSTON PRIVATE FINL HLDG INC	815,750

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

128,117	BRISTOL-MEYERS SQUIBB CO	$7,487,157
26,660	BROADCOM LTD	4,702,082
6,330	CACI INTERNATIONAL INC	786,819
7,000	CANADIAN PAC RAILWAY LTD	999,390
400	CANADIAN PAC RAILWAY LTD	57,069
240,500	CAPITAL ONE FINANCIAL CORP	20,981,220
59,435	CARDINAL HEALTH INC	4,277,537
21,200	CARLISLE COS INC	2,338,148
70,076	CBRE GROUP INC - CL A	2,206,693
78,500	CELANESE CORP SER A	6,181,090
71,693	CELGENE CORP	8,298,465
4,515	CENTENE CORP	255,143
104,186	CHARTER COMMUNICATIONS INC A	29,997,234
40,830	CHEMICAL FINANCIAL CORP	2,211,761
1,700	CHUBB LTD	224,604
79,100	CIGNA CORP	10,551,149
73,603	CINEMARK HOLDINGS INC	2,823,411
350,000	CISCO SYSTEMS INC	10,577,000
13,100	CITIGROUP INC	778,533
5,300	CITIZENS FINANCIAL GROUP INC	188,839
4,500	CME GROUP INC CL A	519,075
103,700	COACH INC	3,631,574
45,618	COLUMBIA BANKING SYSTEMS INC	2,038,212
269,800	COMCAST CORP CL A	18,629,690
25,920	COMMERCIAL METALS CO	564,538
71,173	COMMVAULT SYSTEMS INC	3,658,292
28,315	COMPASS MINERALS INTL INC	2,218,480
32,500	CONCHO RESOURCES INC	4,309,500
22,734	CONSTELLATION BRANDS INC CL A	3,485,350
215,000	CORNING INC	5,218,050
45,885	COSTAR GROUP INC	8,648,864
33,360	COSTCO WHOLESALE CORP	5,341,270
29,560	CTRIP.COM INTL LTD ADR	1,182,400
129,600	DANAHER CORP	10,088,064

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

66,305	DELL TECHNOLOGIES INC CL V	$3,644,786
13,600	DELPHI AUTOMOTIVE PLC	915,960
12,400	DELTA AIR INC	609,956
1,700	DENTSPLY SIRONA INC	98,141
24,333	DEXCOM INC	1,452,680
85,000	DISH NETWORK CORP A	4,924,050
1,500	DISNEY (WALT) CO	156,330
7,900	DOLLAR GENERAL CORP	585,153
60,545	DOLLAR TREE INC	4,672,863
1,200	DOMINOS PIZZA INC	191,088
600	DR PEPPER SNAPPLE GROUP	54,402
16,360	DRIL-QUIP INC	982,418
400	DUPONT (EI) DE NEMOURS & CO	29,360
1,700	ECOLAB INC	199,274
31,420	EDUCATION REALTY TR INC	1,329,066
17,000	ELECTRONIC ARTS INC	1,338,920
17,941	ENERGEN CORP	1,034,657
29,920	EPAM SYSTEMS INC	1,924,155
42,178	EQUIFAX INC	4,986,705
1,400	EQUINIX INC	500,374
28,617	EURONET WORLDWIDE INC	2,072,729
115,400	EXPRESS SCRIPTS HLDG CO	7,938,366
197,000	FACEBOOK INC A	22,664,851
42,980	FEDERATED INVS INC CL B NV	1,215,474
75,200	FEDEX CORP	14,002,240
8,500	FERRARI NV	494,190
110,680	FIDELITY NATL INFORM SVCS INC	8,371,835
146,160	FIRST HORIZON NATIONAL CORP	2,924,662
1,371	FIRST REPUBLIC BANK	126,324
28,100	FISERV INC	2,986,468
3,000	FLEETCOR TECHNOLOGIES INC	424,560
44,650	FORTIVE CORP	2,394,580
300	GENERAL DYNAMICS CORPORATION	51,798
83,200	GLOBAL PAYMENTS INC	5,774,912

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

73,500	GOLDMAN SACHS GROUP INC	$17,599,575
13,841	HANCOCK HOLDING CO	596,547
18,700	HANESBRANDS INC	403,359
49,600	HARLEY-DAVIDSON INC	2,893,664
26,600	HARRIS CORP	2,725,702
68,770	HD SUPPLY HLDGS INC	2,923,413
1,000	HENRY SCHEIN INC	151,710
795,000	HEWLETT PACKARD ENTERPRISE CO	18,396,300
71,226	HILTON WORLDWIDE HLDGS INC	1,937,347
98,363	HMS HOLDINGS CORP	1,786,272
102,425	HOME DEPOT INC	13,733,144
78,380	HOSTESS BRANDS INC CL A	1,018,940
637,800	HP INC	9,464,952
8,600	HUMANA INC	1,754,658
55,855	HUNT J B TRANSPORT SERVICES IN	5,421,845
10,291	IHS MARKIT LTD	364,404
117	ILLUMINA INC	14,981
35,900	INTEGRA LIFESCIENCES HLDS CORP	3,079,861
250,875	INTERCONTINENTAL EXCHANGE INC	14,154,368
46,595	INTUIT INC	5,340,253
7,558	INTUITIVE SURGICAL INC	4,793,057
545,505	ISHARES RUSSELL 2000 GR ETF	83,975,040
196,030	JOHNSON CONTROLS INTERNATL PLC	8,074,476
169,300	JPMORGAN CHASE & CO*	14,608,897
44,500	JUNIPER NETWORKS INC	1,257,570
22,200	KANSAS CITY SOUTHERN	1,883,670
49,000	KAR AUCTION SERVICES INC	2,088,380
29,090	KATE SPADE & CO	543,110
206,636	KOSMOS ENERGY LTD	1,448,518
800	KRAFT HEINZ CO	69,856
32,645	L 3 COMMUNICATIONS HLDGS INC	4,965,631
1,100	L BRANDS INC	72,424
20,500	LAS VEGAS SANDS CORP	1,094,905
59,170	LIBERTY EXPEDIA HLDGS INC CL A	2,347,274

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

135,000	LIBERTY INTERACTIVE CORP CL A	$2,697,300
67,074	LIBERTY VENTURES CL A	2,473,018
6,200	LILLY (ELI) & CO	456,010
37,300	LOWES COS INC	2,652,776
13,907	MAGELLAN HEALTH INC	1,046,502
19,500	MARRIOTT INTERNATIONAL INC A	1,612,260
17,600	MARSH & MCLENNAN COS INC	1,189,584
19,210	MARTIN MARIETTA MATERIALS INC	4,255,591
16,232	MASONITE INTERNATIONAL CORP	1,068,066
74,500	MASTERCARD INC CL A	7,692,125
24,730	MATADOR RESOURCES COMPANY	637,045
130,000	MAXIM INTEGRATED PRODUCTS INC	5,014,100
200	MCKESSON CORP	28,090
60,200	MEDTRONIC PLC	4,288,046
90,100	MERCK & CO INC NEW	5,304,187
220,000	METLIFE INC	11,855,800
58,600	MGM RESORTS INTERNATIONAL	1,689,438
1,300	MICROCHIP TECHNOLOGY	83,395
559,840	MICROSOFT CORP	34,788,458
8,820	MICROSTRATEGY INC CL A	1,741,068
6,800	MOLSON COORS BREWING CO B	661,708
28,200	MONDELEZ INTERNATIONAL INC	1,250,106
64,800	MONSTER BEVERAGE CORP	2,873,232
143,500	MORGAN STANLEY	6,062,875
39,610	MUELLER WATER PRODUCTS INC A	527,209
155,000	NATIONAL OILWELL VARCO INC	5,803,200
10,510	NBT BANCORP INC	440,159
129,500	NETAPP INC	4,567,465
53,720	NETFLIX INC	6,650,536
71,314	NETSCOUT SYSTEMS INC	2,246,391
60,000	NEWS CORP NEW CL A	687,600
6,500	NEXTERA ENERGY	776,490
75,000	NINTENDO LTD ADR	1,946,250
1,000	NORFOLK SOUTHERN CORP	108,070

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

3,200	NORTHERN TRUST CORP	$284,960
3,400	NORTHROP GRUMMAN CORP	790,772
2,300	NORWEGIAN CRUISE LINE HLGS LTD	97,819
188,300	NOVARTIS AG SPON ADR	13,715,772
20,760	NUVASIVE INC	1,398,394
33,293	NXP SEMICONDUCTORS NV	3,263,047
125,150	ON ASSIGNMENT INC	5,526,624
18,600	ORBITAL ATK INC	1,631,778
18,600	O’REILLY AUTOMOTIVE INC	5,178,426
125,200	PAYPAL HLDGS INC	4,941,644
39,271	PEGASYSTEMS INC	1,413,756
17,760	PENSKE AUTOMOTIVE GROUP INC	920,678
600	PENTAIR PLC	33,642
42,291	PERFORMANCE FOOD GROUP CO	1,014,984
12,500	PHILIP MORRIS INTL INC	1,143,625
36,020	PNM RESOURCES INC	1,235,486
12,157	PRICELINE GROUP INC	17,822,891
30,320	PRIMERICA INC	2,096,628
83,725	PROGRESSIVE CORP OHIO	2,972,238
76,600	RADIAN GROUP INC	1,377,268
31,358	RAYMOND JAMES FINANCIAL INC.	2,172,169
1,100	RAYTHEON CO	156,200
33,929	REALPAGE INC	1,017,870
17,458	RED HAT INC	1,216,823
13,260	REGAL BELOIT CORP	918,255
200	REGENERON PHARMACEUTICALS INC	73,418
27,490	RENASANT CORP	1,160,628
44,820	REXNORD CORP NEW	878,024
50,600	REYNOLDS AMERICAN INC	2,835,624
285,300	ROCHE HOLDING LTD SPON ADR	8,139,609
1,900	ROCKWELL COLLINS INC	176,244
4,500	ROPER TECHNOLOGIES INC	823,860
30,300	ROSS STORES INC	1,987,680
12,400	ROYAL CARIBBEAN CRUISES LTD	1,017,296

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

32,040	RPC INC	$634,712
15,680	RUSH ENTERPRISES INC CL A	500,192
53,010	S&P GLOBAL INC	5,700,695
96,700	SALESFORCE.COM INC	6,620,082
390,000	SANOFI SPON ADR	15,771,600
69,950	SBA COMMUNICATIONS CORP CL A	7,223,037
150,000	SCHLUMBERGER LTD	12,592,500
554,000	SCHWAB CHARLES CORP	21,866,380
43,300	SEI INV CORP	2,137,288
51,697	SERVICENOW INC	3,843,155
8,400	SHERWIN WILLIAMS CO	2,257,416
8,204	SHIRE PLC SPON ADR	1,397,798
43,600	SIX FLAGS ENTERTAINMENT CORP	2,614,256
211,200	SLM CORP	2,327,424
24,000	SPIRIT AIRLINES INC	1,388,640
868,889	SPRINT CORP	7,316,045
135,057	STARBUCKS CORP	7,498,365
31,300	STATE STREET CORP*	2,432,636
26,400	STRYKER CORP	3,162,984
67,564	SUMMIT MATERIALS INC CL A	1,607,348
35,190	SUPERIOR ENERGY SERVICES INC	594,007
48,366	SURGICAL CARE AFFILIATES INC	2,237,895
151,200	SYMANTEC CORP	3,612,168
104,041	SYNERGY RESOURCES CORP	927,005
80,000	SYNOPSYS INC	4,708,800
66,865	SYNOVUS FINANICAL CORP	2,746,814
56,200	TAKE-TWO INTERACTV SOFTWR INC	2,770,098
62,500	TARGET CORP	4,514,375
86,000	TD AMERITRADE HOLDING CORP	3,749,600
91,200	TE CONNECTIVITY LTD	6,318,336
275,300	TENCENT HOLDINGS LTD UNS ADR	6,667,766
8,509	TESLA INC	1,818,288
13,000	TEXTRON INC	631,280
22,676	THERMO FISHER SCIENTIFIC INC	3,199,584

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

22,444	TORCHMARK CORP	$1,655,469
8,400	TRACTOR SUPPLY CO.	636,804
67,200	TRANSUNION	2,078,496
30,282	TREEHOUSE FOODS INC	2,186,058
86,200	TWENTY FIRST CENTURY FOX CL B	2,348,950
395,000	TWENTY FIRST CENTURY FOX INC-A	11,075,800
39,760	ULTIMATE SOFTWARE GROUP INC	7,250,236
25,660	UMB FINANCIAL CORP	1,978,899
81,600	UNION PACIFIC CORP	8,460,288
23,300	UNITED CONTINENTAL HLDGS INC	1,698,104
125,800	UNITEDHEALTH GROUP INC	20,133,032
39,900	URBAN EDGE PROPERTIES WI	1,097,649
1,100	US BANCORP DEL	56,507
15,400	VAIL RESORTS INC	2,484,174
44,500	VCA INC	3,054,925
68,561	VERINT SYSTEMS INC	2,416,775
19,100	VERTEX PHARMACEUTICALS INC	1,407,097
252,501	VISA INC CL A	19,700,129
49,900	VMWARE INC CL A	3,928,627
21,000	VULCAN MATERIALS CO	2,628,150
16,330	WABCO HOLDINGS INC	1,733,430
125,000	WAL MART STORES INC	8,640,000
39,200	WALGREENS BOOTS ALLIANCE INC	3,244,192
96,684	WASTE CONNECTIONS INC	7,598,396
240,000	WEATHERFORD INTERNATIONA PLC	1,197,600
11,490	WEBMD HEALTH CORPORATION	569,559
385,000	WELLS FARGO & CO*	21,217,350
113,400	WENDYS CO	1,533,168
500	WESTINGHOUSE AIR BRAKE TEC CRP	41,510
26,600	WEX INC	2,968,560
5,500	WILLIS TOWERS WATSON PLC	672,540
46,683	WINGSTOP INC	1,381,350
101,625	WNS HLDGS LTD SP ADR	2,799,769
8,900	WORKDAY INC CL A	588,201

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

56,400	YUM BRANDS INC	$3,571,812
64,300	ZAYO GROUP HOLDINGS INC	2,112,898
19,600	ZOETIS INC CL A	1,049,188

	Total Other Common Stocks	$1,333,653,520

	Synthetic Investment Contracts****
	CASH**	$199,461
3,500,074	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS 1	3,500,074
1,260,000	AB INBEV FIN 2.15% 2/1/19	1,278,630
1,050,000	ABBOTT LAB 2.35% 11/30/19	1,053,391
1,000,000	ABBVIE INC 1.8% 05/14/18	1,002,954
644,000	ABBVIE INC 2.5% 05/14/20	645,902
339,000	ACE INA HOLDING 2.3% 11/03/20	339,914
1,000,000	ACTAVIS FUNDING 2.35% 03/12/18	1,012,767
447,000	ACTAVIS FUNDING SCS 3% 3/12/20	457,035
654,000	AETNA INC 2.4% 06/15/2021	651,152
401,000	AIG INTL GRP 4.875% 6/01/22	439,384
716,000	ALLYA 2015-1 A3 1.39% 09/19	716,955
87,214	ALLYL 2015-SN1 A3 1.21% 03/17	87,251
510,000	AMERICAN EXPRESS 2.25% 5/05/21	505,287
1,000,000	AMERICAN EXPRESS 2.6% 09/14/20	1,015,347
516,000	AMERICAN HONDA 1.7% 02/22/19	516,912
750,000	AMERICAN HONDA FIN 1.7% 9/9/21	727,072
637,000	AMERICAN INTL 5.85% 1/16/18	681,248
1,255,000	AMERICAN INTL GROUP 2.3% 7/19	1,273,621
266,000	AMERICAN INTL GRP 3.3% 3/01/21	275,164
555,000	AMGEN INC 2.125% 05/01/2020	551,454
440,000	AMGEN INC 2.2% 05/22/19	444,336
427,000	AMOT 2012-5 A 1.54% 09/19	427,900
1,020,000	AMOT 2015-3 A 1.63% 05/20	1,019,505
1,942,747	AMXCA 2014-3 A 1.49% 04/20	1,948,441
1,573,000	AMXCA 2014-4 A 1.43% 06/20	1,576,606
1,275,000	ANHEUSER BUSCH 2.2% 8/18	1,295,085
1,071,000	ANHUESER-BUSCH 2.65% 2/01/21	1,087,739

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,250,000	ANHUESER-BUSCH IN 1.9% 2/01/19	$1,261,411
1,154,000	ANHUESER-BUSCH IN 3.3% 2/01/23	1,189,127
536,000	AT&T INC 2.45% 06/30/20	531,924
1,000,000	AT&T INC 2.8% 02/17/21	1,001,660
292,000	AVALONBAY COMM 3.625% 10/1/20	305,642
1,538,000	BACCT 2015-A2 A 1.36% 09/20	1,538,221
654,000	BACM 2016-UB10 A2 2.612% 06/49	661,934
1,000,000	BAE SYSTEMS 2.85% 12/15/20	1,001,950
500,000	BANK AMER FDG 2.25% 4/21/20	498,937
1,851,000	BANK AMER FDG CRP 2.6% 1/15/19	1,888,359
1,000,000	BANK AMER NA 1.75% 06/05/18	1,001,069
1,439,000	BANK AMERICA CORP 2.65% 4/1/19	1,463,174
800,000	BANK NOVA SCOTIA 2.8% 07/21/21	815,277
1,010,000	BANK OF AMERICA 2.625% 4/19/21	1,007,507
1,500,000	BANK OF AMERICA CRP MTN 2% 1/18	1,517,512
630,000	BANK T-M UFJ 1.65% 2/26/18 144	632,148
530,000	BANK T-M UFJ 2.35% 9/8/19 144A	533,416
630,000	BANK T-M UFJ 2.7% 9/9/18 144A	641,572
520,000	BANK TOKYO-MSB 2.3% 03/20 144A	517,748
450,000	BARCLAYS PLC 2.75% 11/8/19	450,634
500,000	BARCLAYS PLC 2.875% 06/20	496,695
568,000	BARCLAYS PLC 3.25% 01/12/21	577,219
1,020,000	BAT INTL FIN 2.75% 6/20 144A	1,025,986
760,000	BAT INTL FIN 3.5% 6/22 144A	779,311
141,000	BECTON DICKINSO 2.675% 12/19	143,156
386,000	BERKSHIRE HATH 2.2% 3/15/21	387,369
574,621	BMWLT 2015-1 A3 1.24% 12/17	574,987
700,000	BMWOT 2016-A A3 1.41% 07/20	693,361
634,000	BNP PARIBA 2.45% 03/17/19	643,272
530,000	BP CAP MKTS PLC 2.521% 1/20	538,907
248,000	BP CAPITAL MKTS 1.676% 5/3/19	246,853
540,000	BPCE SA 2.5% 7/15/19	549,041
630,000	BPCM 1.375% 5/10/18	629,192
718,000	BRITISH TELECOM PLC 2.35% 2/19	728,345

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

636,000	CAN NATURAL RES 3.45% 11/15/21	$652,353
1,260,000	CAPITAL ONE BK 2.25% 2/13/19	1,276,049
1,000,000	CAPITAL ONE BK 2.35% 08/17/18	1,014,325
520,000	CAPITAL ONE FIN 2.45% 04/24/19	525,464
1,000,000	CAPITAL ONE NA 1.85% 9/13/19	993,724
884,000	CARMX 16-4 A3 1.4% 08/21	875,078
384,853	CARMX 2014-3 A3 1.16% 06/19	384,864
589,242	CARMX 2014-4 A3 1.25% 11/19	589,369
482,270	CARMX 2015-1 A3 1.38% 11/19	482,735
489,000	CARMX 2015-3 A3 1.63% 06/20	490,625
1,998,000	CCCIT 2014-A6 A6 2.15% 07/21	2,033,469
1,070,000	CCCIT 2014-A8 A8 1.73% 04/20	1,078,317
1,282,000	CCCIT 2016-A1 A1 0% 11/21	1,277,786
681,434	CD 2007-CD5 A1A 5.8% 11/44	698,167
94,958	CGCMT 13-GC11 A1 0.754% 4/46	94,806
496,000	CGCMT 2015-GC29 A2 2.674% 4/48	504,073
244,000	CGCMT 2016-P4 A2 2.446% 07/49	245,082
1,012,000	CHAIT 15-A7 A7 1.62% 7/20	1,014,753
1,335,000	CHAIT 2014-A7 A7 1.38% 11/19	1,336,979
1,121,000	CHAIT 2015-A2 A2 1.59% 02/20	1,124,984
1,030,000	CHAIT 2015-A5 A5 1.36% 04/20	1,030,017
1,285,000	CHAIT 2016-A2 A 1.37% 06/15/21	1,273,390
1,310,000	CHAIT 2016-A5 A5 1.27% 07/21	1,293,270
520,000	CHEVRON CORP NEW 1.961% 03/20	521,639
468,000	CHEVRON PHIL 2.45% 5/1/20 144A	466,411
510,000	CISCO SYSTEMS 2.45% 6/15/20	516,352
1,260,000	CISCO SYSTEMS INC 2.125% 3/19	1,285,233
500,000	CITIGROUP 2.15% 07/18	506,079
510,000	CITIGROUP INC 1.7% 4/27/18	510,345
630,000	CITIGROUP INC 1.75% 05/01/18	630,406
530,000	CITIGROUP INC 1.85% 11/24/17	531,977
1,000,000	CITIGROUP INC 2.35% 08/02/21	987,025
530,000	CITIGROUP INC 2.5% 7/29/19	538,992
630,000	CITIGROUP INC 2.55% 04/08/19	638,586

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

771,000	CITIGROUP INC 4.4% 6/10/25	$789,741
309,000	CITIZENS BANK NA 2.5% 03/14/19	313,563
1,892,000	CITIZENS BANK NA 2.55% 5/13/21	1,885,172
800,000	CITIZENS BK MTN 2.45% 12/04/19	803,771
93,000	CITIZENS FINCL 2.375% 7/28/21	92,055
816,000	COLGATE-PALMOLIVE 0.9% 5/1/18	812,908
2,113,000	COMCAST CORP 1.625% 01/15/22	2,037,189
1,260,000	COMET 2014-A2 A2 1.26% 01/20	1,261,406
1,340,000	COMET 2014-A5 A 1.48% 07/20	1,343,650
1,040,000	COMET 2015-A1 A 1.39% 01/21	1,040,156
1,000,000	COMET 2015-A5 A5 1.60% 5/21	1,003,468
340,000	COMET 2015-A7 A7 1.45% 08/21	339,508
1,310,000	COMET 2016-A3 A3 1.34% 04/22	1,296,282
1,042,000	COMET 2016-A4 A4 1.33% 6/15/22	1,028,671
415,417	COMM 2007-C9 A4 CSTR 12/49	420,855
1,819,000	COMM 2010-C1 A3 4.205% 7/46	1,935,140
249,164	COMM 2012-CR1 A2 2.35% 5/45	249,670
478,000	COMM 2012-CR3 ASB 2.372% 11/45	481,399
337,000	COMM 2012-LC4 A4 3.288% 12/44	350,942
41,248	COMM 2013-LC6 A1 .7240% 1/46	41,223
900,000	COMM 2014-CR17 A2 3.012% 05/47	921,018
600,000	COMM 2014-CR18 A2 2.924% 07/47	614,232
547,000	COMM 2014-CR20 A2 2.801% 11/47	556,344
356,000	COMM 2015-CR22 A2 2.856% 03/48	363,442
530,000	COMMONWEALTH BK NY 2.3% 9/6/19	535,236
1,040,000	COMMWLTH BK ASTL NYB 2.3% 3/20	1,041,303
247,000	COMWLTH EDISON 2.15% 01/15/19	250,286
592,000	CONOCOPHILLIP CO 2.2% 05/15/20	588,741
381,000	CONSOLIDATED EDISON 2% 5/15/21	373,005
530,000	CREDIT SUISSE NY 2.3% 5/19	532,279
550,000	CREDIT SUISSE NY 3% 10/29/21	557,567
500,000	CVS CAREMARK 2.25% 12/5/18	505,096
458,000	CVS HEALTH CORP 2.8% 07/20/20	470,358
313,903	CWCI 2007-C2 A3 5.484% 04/47	316,155

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

519,000	DAIMLER FIN 2.25% 3/20 144A	$520,139
1,100,000	DAIMLER FIN NA 2.25% 9/19 144A	1,108,280
1,000,000	DAIMLER FIN NA 2.45% 5/20 144A	1,000,159
181,000	DANAHER CORP 2.4% 09/15/20	182,527
903,000	DBUBS 2011-LC2A A4 4.537% 7/44	976,427
1,042,000	DCENT 2012-A6 A6 1.67% 01/22	1,038,810
1,043,000	DCENT 2014-A4 A4 2.12% 12/21	1,050,980
1,070,000	DCENT 2014-A5 A 1.39% 04/20	1,072,248
1,500,000	DCENT 2015-A2 A 1.90% 10/22	1,494,906
1,000,000	DCENT 2015-A4 A4 2.19% 04/23	1,002,205
1,000,000	DCENT 2016-A1 A1 1.64% 07/21	1,000,496
1,042,000	DCENT 2016-A4 A4 1.39% 3/22	1,030,750
181,000	DEERE JOHN CAP CORP 1.6% 7/18	182,263
1,324,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,325,601
1,290,000	DEUTSCHE BANK AG 2.85% 5/10/19	1,289,215
1,030,000	DIAMOND 1 FI 3.48% 6/1/19 144A	1,054,151
500,000	DISCOVER BANK 2.6% 11/13/18	505,974
1,044,000	DISCOVER BANK 3.1% 06/20	1,058,229
822,000	DOMINION RESOURCE 1.9% 6/15/18	822,995
184,000	DOMINION RESOURCE 2% 8/15/21	179,724
294,000	DUKE ENERGY 1.8% 9/1/21	284,986
517,000	DUKE ENERGY COR 2.1% 06/15/18	519,605
133,000	EMERA US FI 2.15% 6/15/19 144A	132,851
214,000	ENTERPRISE PRD 1.65% 05/07/18	213,897
109,000	ENTERPRISE PRD 2.55% 10/15/19	110,648
407,000	ENTERPRISE PROD 2.85% 4/15/21	412,200
100,000	EXELON CORP 1.55% 6/9/17	99,911
148,000	EXELON CORP 2.85% 6/15/20	149,682
1,010,000	EXXON MOBIL CORP 2.222% 3/1/21	1,017,229
792,000	EXXON MOBIL CORP 2.726% 3/1/23	801,094
720,000	FHLB 0.875% 05/24/17	721,011
-	FHLB 0.875% 06/29/18	74
119,893	FHLG 5.50% 3/34 #G01665	135,074
907,516	FHLG 5.50% 5/34 #Z40042	1,020,826

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

2,227,050	FHLG 15YR 3.50% 10/26 #G14450	$2,336,286
123,378	FHLG 15YR 4.00% 4/26 #E02867	131,332
254,806	FHLG 15YR 4.00% 6/24 #G18312	269,446
201,440	FHLG 15YR 4.00% 7/24 #G13596	213,016
237,751	FHLG 15YR 4.00% 9/25 #E02787	255,307
173,198	FHLG 15YR 4.00% 9/25 #G14376	183,258
55,622	FHLG 15YR 4.50% 8/18 #E98688	57,050
23,608	FHLG 15YR 4.50% 9/18 #E99205	24,232
31,694	FHLG 15YR 4.50% 10/18 #E99833	32,532
20,091	FHLG 15YR 4.50% 11/18 #B10931	20,666
69,592	FHLG 15YR 5.00% 3/19 #G13052	71,653
102,325	FHLG 15YR 5.00% 4/20 #G13598	105,679
9,941	FHLG 15YR 5.50% 4/18 #G11389	10,158
237,189	FHLG 15YR 2.5% 06/23#G14775	240,388
114,586	FHLG 15YR 2.5% 09/22#J20415	117,743
2,225,338	FHLG 15YR 3% 05/29#J29409	2,299,487
986,943	FHLG 15YR 3.5% 08/30#G15273	1,034,735
1,248,755	FHLG 20YR 3.5% 06/32#C91456	1,307,365
82,122	FHLG 25YR 5.50% 7/35 #G05815	92,450
188,983	FHLM AR 12M+187.9 10/42#849255	200,247
101,872	FHLM ARM 2.98% 8/41 #1B8533	106,116
59,340	FHLM ARM 3.07% 9/41 #1B8608	63,037
61,930	FHLM ARM 3.58% 4/40 #1B4702	65,880
33,181	FHLM ARM 4.199% 8/36 #848185	34,895
48,333	FHLM ARM 4.941% 11/35 #1J1228	50,850
33,608	FHLM ARM 3.224% 4/41#1B8179	34,949
38,136	FHLM ARM 3.242% 9/1/41#1B8659	39,880
45,838	FHLM ARM 3.283 6/1/41	48,394
33,122	FHLM ARM 3.464% 5/1/41#1B8304	35,034
66,208	FHLM ARM 3.53% 4/40 #1B4657	70,161
52,746	FHLM ARM 3.627% 6/1/41#1B8372	55,734
50,644	FHLM ARM 3.717% 05/41#1B8124	53,509
-	FHLMC 0.75% 04/09/18	5,954
938,215	FHR 2015-4472 WL 3% 05/45	963,660

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

22,940	FHR 2313 C 6% 5/31	$25,275
86,864	FHR 3415 PC 5% 12/37	92,792
229,304	FHR 3741 HD 3% 11/15/39	232,146
204,113	FHR 3820 DA 4% 11/35	210,181
1,233,357	FHR 4046 LA 3% 11/2026	1,256,516
774,431	FHR SER 4221 CLS GA 1.4% 7/23	764,462
1,000,000	FIFTH THIRD BAN 2.375% 4/25/19	1,011,485
500,000	FIFTH THIRD BAN 2.875% 7/27/20	511,649
500,000	FIFTH THIRD BANK 2.15% 8/20/18	506,987
33,736	FNMA 6.50% 7/32 #545759	38,704
11,931	FNMA 6.50% 7/32 #545762	13,685
14,955	FNMA 6.50% 7/35 #745092	17,205
22,729	FNMA 6.50% 8/36 #888034	26,058
11,920	FNMA 6.50% 12/32 #735415	13,670
1,136,000	FNMA 0.875% 08/02/19	1,123,827
2,815,000	FNMA 1% 02/26/19	2,806,592
1,033,000	FNMA 1.125% 12/14/18	1,031,189
2,839,000	FNMA 1.375% 02/26/21	2,794,820
1,846,000	FNMA 1.5% 11/30/20	1,823,753
2,192,000	FNMA 1.875% 09/18/18	2,228,735
395,421	FNMA 10YR 2.5% 05/23 #MA1431	406,315
174,680	FNMA 10YR 2.5% 10/22#AB6544	179,488
138,956	FNMA 10YR 2.5% 10/22#AB6730	142,784
203,339	FNMA 15YR 3.50% 1/26 #AL1168	213,161
873,111	FNMA 15YR 3.50% 3/27 #AL1746	915,425
532,672	FNMA 15YR 3.50% 5/27 #AL1741	558,321
201,149	FNMA 15YR 3.50% 5/27 #AL1751	210,834
3,600,806	FNMA 15YR 3% 09/31#AL8853	3,725,849
342,393	FNMA 15YR 3.5% 01/27 #AX1909	358,880
76,980	FNMA 15YR 3.5% 07/26#AI7819	80,663
732,736	FNMA 15YR 3.5% 09/29#AL5878	769,392
301,399	FNMA 15YR 3.5% 10/29#AL5851	316,383
524,811	FNMA 15YR 4.5% 11/25#AL8242	557,809
651,566	FNMA 5.50% 11/34 #310105	732,741

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

120,154	FNMA 6.50% 12/35 #AD0723	$139,763
101,145	FNMA 6.50% 8/36 #888544	116,133
83,725	FNMA 6.50% 8/36 #AE0746	96,083
32,781	FNMA ARM 2.61% 4/35 #995609	34,699
18,976	FNMA ARM 3.01% 8/41 #AI4358	20,038
71,255	FNMA ARM 3.37% 9/41 #AI8935	75,970
67,754	FNMA ARM 3.47% 3/40 #AD0820	72,029
83,858	FNMA ARM 3.60% 3/40 #AD1555	89,244
76,374	FNMA ARM 4.21% 5/35 #889946	80,600
95,410	FNMA ARM 4.30% 2/35 #995017	100,160
60,322	FNMA ARM 4.53% 12/34 #802852	63,904
69,050	FNMA ARM 4.68% 11/34 #735011	72,337
52,944	FNMA ARM 06/42#AO2244	55,002
31,257	FNMA ARM 09/41#AI9813	32,565
16,504	FNMA ARM 10/41#AJ3399	17,220
84,115	FNMA ARM 11/36 #995606	88,565
26,792	FNMA ARM 11/40#AE6806	28,344
163,817	FNMA ARM 12/33#AD0066	173,032
109,945	FNMA ARM 3.20% 1/40 #AC0599	114,332
50,971	FNMA ARM 3.228% 7/41#AI3469	53,770
27,145	FNMA ARM 3.365% 10/41#AI6819	28,451
68,046	FNMA ARM 3.545% 07/41#AI6050	71,139
349,227	FNMA ARM 4.198% 11/34 #841068	370,306
469,056	FNMA ARM 4.55% 10/35 #995415	497,139
100,396	FNMA ARM 7/35 #995414	106,131
110,658	FNR 2012-94 E 3% 6/22	112,751
1,974,416	FNR 2013-16 GP 3% 03/33	2,032,392
1,048,043	FNR 2014-83 P 3% 06/43	1,070,671
1,635,296	FNR 2015-28 JE 3% 05/45	1,680,065
2,350,940	FNR 2015-28 P 2.5% 5/45	2,364,561
830,367	FNR 2015-32 PA 3% 4/44	844,688
1,392,911	FNR 2015-42 LE 3% 06/45	1,430,930
990,721	FNR 2015-49 LE 3% 07/45	1,016,926
1,237,692	FNR 2015-54 LE 2.5% 07/45	1,241,173

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,849,000	FNR 2016-100 P 3.5% 11/44	$1,923,971
1,198,000	FNR 2016-105 PA 3.5% 4/45	1,248,343
1,075,937	FNR 2016-19 AH 3% 04/46	1,103,973
2,653,585	FNR 2016-26 CG 3% 05/46	2,720,582
1,376,775	FNR 2016-27 HK 3% 01/41	1,412,139
719,918	FNR 2016-27 KG 3% 01/40	738,055
2,666,360	FNR 2016-34 GH 3% 06/46	2,739,153
2,772,545	FNR 2016-37 BK 3% 06/46	2,845,953
1,385,000	FORD CRD 16-1 A 2.31% 08/27	1,383,733
1,300,000	FORD MTR CR 2.875% 10/01/18	1,324,627
1,000,000	FORDF 2015-4 A1 1.77% 8/20	1,002,250
968,000	FORDF 2016-1 A1 1.76% 02/21	966,240
988,000	FORDF 2016-3 A1 1.55% 07/21	978,495
1,199,846	FORDL 15-A A3 1.13% 6/18	1,200,589
736,000	FORDO 16-B A3 1.33% 10/20	734,015
744,000	FORDO 2015-C A3 1.41% 02/20	744,721
997,000	FORDO 2016-A A3 2.01% 07/20	997,185
538,000	FORDR 15-2 A 2.44% 01/27	543,311
565,000	FORDR 2014-2 A 2.31% 04/26	570,305
370,000	FORTIVE CORP 2.35% 06/21 144A	365,111
1,106,000	GENERAL ELEC CO 3.375% 3/11/24	1,146,865
770,000	GFORT 16-1 A1 1.86% 05/21	768,176
895,000	GMALT 2015-1 A3 1.53% 09/18	896,628
757,000	GMALT 2015-2 A3 1.68% 12/18	759,440
133,423	GNMA 30YR 5.5% 06/35#783800	153,506
285,000	GNMA 30YR 5.5% 11/35#783799	327,652
492,121	GNR 13-41 PA 2.5% 04/40	499,546
529,000	GOLDMAN SACHS 2.625% 04/25/21	527,251
2,260,000	GOLDMAN SACHS GRP 2.625% 1/19	2,308,365
878,000	GOLDMAN SACHS GRP 2.75 9/15/20	888,257
310,000	GSINC 2.9% 07/19/18	318,275
138,000	GSMS 14-GC18 AAB 3.648% 01/47	145,294
160,000	GSMS 14-GC20 AAB 3.655% 04/47	168,483
317,000	GSMS 2012-GCJ9 A3 2.773% 11/45	320,091

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

171,157	GSMS 2013-GC10 A2 1.84% 2/46	$171,899
411,000	GSMS 2013-GC10 A5 2.943% 02/46	417,472
132,368	GSMS 2013-GC12 A1 VAR 06/46	132,123
672,000	HAROT 2015-4 A3 1.23% 09/23/19	670,589
431,000	HAROT 2016-2 A3 1.39% 4/20	430,598
979,000	HART 2015-B A3 1.12% 11/19	977,696
731,000	HART 2015-C A3 1.46% 02/20	731,776
347,000	HART 2016-A A3 1.56% 09/20	347,152
1,037,000	HART 2016-B A3 1.29% 4/21	1,029,239
1,300,000	HEWLETT PACKAR STEP 10/05/18	1,321,177
550,000	HFMOT 2016-1A A2 1.81% 03/21	549,160
1,270,000	HSBC 1.5% 05/15/18 144A	1,265,177
1,030,000	HSBC HOLDINGS 2.95% 5/25/21	1,031,748
333,000	HSBC USA INC 2.625% 09/24/18	338,704
750,000	HSBC USA INC NE 1.7% 03/05/18	753,592
513,000	HUNT AUTO 16-1 A3 1.57% 11/20	512,311
750,000	HUNTINGTN BCSHRS 2.3% 1/14/22	733,487
510,000	HYUNDAI CAP AM 2.6% 3/20 144A	509,862
950,000	HYUNDAI CAP AME 2.55 2/19 144A	964,970
413,000	HYUNDAI CP AM 2.125 10/17 144A	415,933
145,000	INGERSOLL-RND LX 2.625% 5/1/20	145,860
451,000	INTERCONT EXCH 2.5% 10/15/18	459,379
668,000	INTERCONT EXCH 2.75% 12/01/20	675,658
971,000	JAPAN BANK INTL 1.5% 7/21/21	936,581
508,000	JPMBB 15-C29 A2 2.8596% 05/48*	520,820
983,000	JPMC CO 2.2% 10/22/19*	990,618
928,000	JPMC CO 2.35% 01/28/19*	944,615
500,000	JPMC CO 2.55% 10/29/20*	501,440
607,000	JPMCC 16-JP4 A2 2.9343% 12/49*	623,091
58,236	JPMCC 2013-C10 .7302% 12/15/47*	58,163
561,000	JPMCC 2015-JP1 A2 3.1438% 1/49*	579,664
1,540,000	JPMORGAN CHASE & CO 2.75% 6/20*	1,553,800
790,000	JPMORGAN CHASE &CO2.25%1/23/20*	795,447
500,000	KEY BANK NA 2.35% 3/8/19	506,372

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

413,000	KEY BANK NA 2.5% 12/15/19	$417,550
970,000	KEYCORP MTN 2.3% 12/13/18	976,702
379,000	KINDER MORGAN IC 3.05% 12/1/19	385,220
196,000	KINDER MRGN INC 2% 12/01/17	196,613
1,373,388	LBUBS 2007-C7 A3 5.886% 9/45	1,411,781
672,000	LOCKHEED MARTIN 2.5% 11/23/20	678,928
630,000	MANU&TRD NT PRG 2.3% 1/30/19	640,507
450,000	MANUFCTRS & TRDR 2.1% 02/06/20	452,261
780,000	MARSH & MCLENN 2.35% 03/06/20	786,129
333,000	MARSH & MCLENNAN 2.35% 9/10/19	337,135
666,000	MARSHMCLEN 2.55% 10/15/18	675,724
1,000,000	MASSMUTUAL 2.45% 11/23/20 144A	1,001,547
500,000	MBALT 2015-B A3 1.34% 07/18	500,676
993,000	MBART 2016-1 A3 1.26% 02/21	985,534
211,000	MCDONALDS CORP 2.1% 12/18	212,505
98,000	MCDONALDS CORP 2.75% 12/20	98,976
863,000	MCKESSON CO 2.284% 03/15/2019	871,833
1,060,000	MEDTRONIC INC 2.5% 3/15/20	1,079,081
1,000,000	MET LIFE GLBL FDG 2% 4/20 144A	992,465
715,000	MIDAMERICAN ENERGY 2% 11/18	719,772
530,000	MITSUBISHI 2.45% 10/16/19 144A	533,057
1,010,000	MITSUBISHI UFJ FI 2.95% 3/1/21	1,025,828
640,000	MIZUHO BK LTD 2.45% 4/19 144A	645,727
500,000	MIZUHO BNK LTD 2.65% 9/19 144A	506,725
760,000	MIZUHO CORP BK 1.55% 10/17 144A	761,707
716,000	MIZUHO FINL 2.273% 9/13/21	699,475
510,000	MIZUHO FINL 2.632% 04/21 144A	507,178
500,000	MORGAN STANLEY 1.875% 01/05/18	505,293
630,000	MORGAN STANLEY 2.125% 4/25/18	634,875
1,030,000	MORGAN STANLEY 2.375% 7/23/19	1,043,218
1,955,000	MORGAN STANLEY 2.5% 01/24/19	1,996,162
1,000,000	MORGAN STANLEY 2.5% 04/21/21	993,134
800,000	MORGAN STANLEY 2.65% 01/27/20	812,334
238,000	MSBAM 15-C22 ASB 3.04% 4/15/48	240,929

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

848,981	MSBAM 2012-C5 A2 1.972% 8/45	$852,050
735,000	MSBAM 2012-C6 A4 2.858% 11/45	748,448
1,043,000	MSBAM 2014-C14 A2 2.916% 2/47	1,065,321
128,796	MSC 2007-IQ13 A1A 5.312% 3/44	129,524
884,967	MSC 2007-T27 A1A CSTR 6/42	899,523
422,000	MSC 2011-C2 A4 4.661% 06/44	459,813
515,000	MUFG AMERICAS HLD 2.25% 02/20	513,729
731,000	NAROT 2015-C A3 1.37% 5/20	730,317
561,000	NAROT 2016-A A3 1.34% 10/15/20	559,649
592,000	NAROT 2016-B A3 1.32% 01/15/21	588,781
932,000	NAROT 2016-C A3 1.18% 01/21	923,748
176,167	NEF 2005-1 A5 4.74% 10/45	167,598
1,310,000	NEW YORK LIFE 1.95% 2/20 144A	1,309,776
200,000	NEXTERA ENERGY 1.649% 9/1/18	200,436
559,000	NMOTR 2016-A A2 1.54% 06/21	555,844
750,000	NORDEA BK 1.875% 9/17/18 144A	753,556
940,000	NORDEA BK AB 2.375% 4/4/19 144	951,322
1,000,000	ORACLE CORP 1.9% 09/15/21	985,444
93,000	PG&E CORP 2.4% 03/01/19	94,077
1,599,000	PHILIP MORRIS INTL 1.875% 2/21	1,574,093
650,000	PHILIP MORS INT 1.875% 1/15/19	655,555
1,000,000	PNC BANK NA 2.15% 4/29/21	989,624
530,000	PNC BANK NA 2.4% 10/18/19	537,211
500,000	PNC BANK NA 2.55% 12/09/21	500,710
630,000	PNC BK PITT MTN 2.2% 01/28/19	638,990
500,000	PRICOA GLOBAL 1.9% 09/18 144A	503,966
1,070,000	PRINCIPAL FDG 2.375% 9/19 144A	1,081,551
692,000	PRUDENTIAL MTN 3.5% 05/15/24	708,580
354,000	PUBLIC SVC ENT 2% 11/15/21	343,477
1,250,000	REGIONS FIN CORP 2.25% 9/14/18	1,262,246
750,000	REGIONS FINL CORP 3.2% 2/8/21	769,537
228,000	REYNOLDS AMERICAN 2.3% 6/18	229,686
566,000	REYNOLDS AMERICAN 3.25% 6/20	580,596
349,000	REYNOLDS AMERICAN 4% 6/12/22	365,383

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

540,000	ROPER INDUSTRIES 2.05% 10/1/18	$544,502
1,000,000	ROPER TECHNOLOGIES 3% 12/15/20	1,013,553
780,000	ROPER TECHNOLOGS 2.8% 12/15/21	779,563
700,000	ROYAL BK CAN GL 2.35% 10/30/20	701,252
1,382,000	ROYAL BK CDA 2.2% 7/27/18	1,403,996
1,270,000	ROYAL BK CDA GLB 1.5% 1/16/18	1,276,805
584,000	ROYAL BNK CANADA 4.65% 1/27/26	632,924
313,000	S&P GLOBAL INC 2.5% 8/18	318,515
1,383,000	SCHLUMBERG 2.35% 12/21/18 144A	1,395,018
252,000	SELECT INCOME REIT 2.85% 02/18	256,042
656,000	SEMPRA ENERGY 2.4% 3/15/20	659,311
397,000	SEMPRA ENERGY 2.85% 11/15/20	401,199
750,000	SHELL INTL 2.25% 11/10/20	750,759
771,000	SHELL INTL FIN BV 2.125% 05/20	772,355
1,250,000	SHIRE ACQ INV IRE 2.4% 9/23/21	1,214,510
208,000	SIMON PROP GRP 2.35% 1/30/22	205,514
1,250,000	SOUTHERN COMPANY 2.35% 7/1/21	1,245,085
362,000	SOUTHERN PWR CO 2.375% 6/1/20	359,709
575,000	SSTRT 2016-1A A3 1.524% 03/20	571,814
500,000	SUMITOMO BKG 2.45% 01/16/20	504,259
630,000	SUMITOMO BKG 2.45% 1/10/19	640,560
657,000	SUMITOMO MITSUI 2.934% 3/9/21	665,884
250,000	SUMITOMO MITSUI BKG 2.5% 7/18	254,785
1,208,000	SUNTRUST 2.35% 11/01/18	1,223,208
750,000	SUNTRUST BANKS INC 2.9% 3/3/21	767,100
128,000	SYNCHRONY FIN 1.875% 8/15/17	129,007
188,000	SYNCHRONY FIN 3% 8/15/19	192,485
1,215,000	SYNCHRONY FINANCL 2.6% 1/15/19	1,235,301
1,014,000	SYNCT 2015-1 A 2.37% 03/23	1,024,213
1,000,000	SYNCT 2015-2 A 1.60% 4/21	1,001,555
1,000,000	TAOT 2015-C A3 1.34% 6/19	1,000,647
466,000	TAOT 2016-B A3 1.51% 04/20	464,819
592,000	TAOT 2016-C A3 1.14% 08/20	588,412
1,152,000	TEVA PHARM NE 1.7% 07/19/19	1,140,079

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,392,000	TEVA PHARM NE 2.2% 07/21/21	$1,344,101
281,000	TEVA PHARM NE 2.8% 07/21/23	269,187
251,000	THERMO FISHER 2.15% 12/14/18	252,339
115,000	THERMO FISHER 2.4% 02/01/19	116,983
153,000	TIAA AST MG 2.95% 11/1/19 144A	156,318
1,020,000	TORONTO DOM BANK 2.125% 4/7/21	1,008,596
530,000	TORONTO DOM BK 2.125% 7/02/19	536,698
800,000	TORONTO DOMINION 2.25% 11/5/19	807,168
666,000	TOTAL CAP CDA L 1.45% 01/15/18	670,313
1,900,000	TOTAL CAP INTL 2.125% 01/10/19	1,933,614
1,000,000	TRANSCANADA PIPE 1.625% 11/17	1,001,553
132,000	TYCO ELECTR GR 2.375% 12/17/18	133,368
538,000	UBSBB 2012-C2 A4 3.525% 5/63	564,505
122,008	UBSBB 2013-C6 A1 0.8022% 4/46	121,732
410,000	UNITED HEALTH 2.7% 7/15/20	420,974
750,000	UNITEDHEALTH GP 2.125% 3/15/21	745,288
1,000,000	USAA CAPITAL 2% 6/1/21 144A	979,641
25,085,000	UST NOTE 1.375% 12/15/19	25,023,350
-	UST NOTES 0.875% 07/15/18	12,878
16,407,100	UST NOTES 1.625% 06/30/2019	16,524,294
30,000,000	UST NOTES 1.625% 07/31/20	30,163,298
19,367,000	USTN 0.75% 07/15/19	19,145,493
10,160,000	USTN 0.875% 06/15/19	10,054,272
4,166,000	USTN 1.125% 01/15/19	4,178,694
8,971,000	USTN 1.25% 10/31/21	8,709,514
20,083,000	USTN 1.375% 03/31/20	20,036,899
2,402,000	USTN 1.375% 2/28/19	2,419,335
2,000,000	USTN 1.75% 12/31/20	1,997,926
20,000,000	USTN 2.25% 03/31/21	20,459,768
169,150	VALET 2013-2 A3 0.7% 04/18	169,024
351,798	VALET 2014-1 A3 .91% 10/22/18	351,437
1,000,000	VERIZON COM 4.5% 09/15/20	1,082,582
1,500,000	VERIZON COMM 1.75% 8/15/21	1,448,538
500,000	VERIZON COMMS INC 3% 11/21	505,827

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,395,000	VERIZON COMMUNS 2.625% 2/21/20	$1,420,706
630,000	VODAFONE GRUP PLC 1.5% 2/19/18	631,049
700,000	VOLKSWAGEN 2.125% 11/18 144A	701,304
513,000	VOLKSWAGEN GRP 2.4% 5/20 144A	508,651
574,366	VWALT 2015-A A3 1.25% 12/17	574,632
927,000	VZOT 2016-1A A 1.42% 1//20	920,951
1,051,000	VZOT 2016-2A A 1.68% 5/21	1,048,679
520,000	WASHINGTON PG 3.85% 4/1/20	525,586
56,955	WBCMT 2006-C26 A1A CSTR 6/45*	57,132
530,000	WELLPOINT INC 2.25% 8/15/19	533,197
455,000	WELLPOINT INC 2.3% 07/15/18	462,725
1,000,000	WELLS FARGO & CO 2.15% 1/15/19*	1,015,064
1,000,000	WELLS FARGO & CO MTN 2.6% 7/20*	1,016,537
654,000	WESTERN UNION CO 2.875 12/17	661,722
1,000,000	WESTPAC BANKING 1.6% 08/19/19	993,507
436,000	WFCM 2012-LC5 ASB 2.528% 10/45*	441,129
664,208	WFCM 2013-LC12 A1 1.676% 7/46*	666,372
258,000	WFCM 2016-C34 A2 2.741% 05/49*	260,640
196,000	WFCM 2016-C35 A2 2.495% 07/48*	196,969
428,000	WFCM 2016-C37 A2 3.03% 12/49*	441,642
362,000	WFCM 2016-LC25 1.795% 12/15/59*	360,200
108,000	WFRBS 13-C12 ASB 2.838% 03/48*	110,084
38,131	WFRBS 13-C14 A1 .836% 6/15/46*	38,118
228,000	WFRBS 13-C16 ASB 3.963% 09/46*	242,612
694,000	WFRBS 2011-C3 A4 4.375% 3/44*	746,795
284,149	WFRBS 2012-C8 A2 1.881% 8/45*	285,065
80,962	WFRBS 2013-C13 A1 0.778% 5/45*	80,782
250,000	WFRBS 2013-C14 A2 2.133% 6/46*	251,835
292,000	WISCONSIN ENERGY 2.45% 6/15/20	292,338
679,424	WOART 2014-B A3 1.14% 01/20	679,156
762,000	WOART 2016-A A3 1.77% 09/21	763,362
316,293	WOLS 2014-A A3 1.16% 09/17	316,450
760,000	WOLS 2015-A A3 1.54% 10/18	761,228
1,300,000	WPACBKG 1.6% 1/12/18	1,308,606

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

281,000	XCEL ENERGY INC 2.4% 03/15/21	$281,175
782,000	XEROX CORP 2.75% 03/15/19	788,121
141,000	ZOETIS INC 3.45% 11/13/20	145,256
	Total Wrap Rebid Value	92,740

	Total Synthetic Investment Contracts	$502,239,056

	Mutual Funds
5,291,412	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	$91,858,905
	Fidelity BrokerageLink*	198,431,374
427,323	Fidelity Investments Money Market Government Portfolio*	427,323
417,704	PIMCO Priv ABS Sector Fund (732)*	5,133,585
82,157	PIMCO Short Term Floating NAV Portfolio II*	822,309

	Total Mutual Funds	$296,673,496

	U.S. Government Agency Securities
	United States Treasury Notes
6,300,000	USTN 1.5% 08/15/26	$5,784,912
3,600,000	USTN 2.125% 09/30/21	3,628,433
12,700,000	USTN 2.25% 04/30/21	12,911,392
7,600,000	USTN 2.25% 11/15/24	7,543,334
1,900,000	USTN 2.375% 8/15/24	1,906,354
1,100,000	USTN 2.5% 05/15/24	1,115,044
1,800,000	USTN 2.75% 02/15/24	1,856,779
600,000	USTN TII .375% 07/15/25	608,476
1,500,000	USTN TII 0.125% 07/15/24	1,501,133
2,200,000	USTN TII 0.25% 01/15/25	2,209,080
500,000	USTN TII 0.75% 2/15/45	483,615
500,000	USTN TII 1.375% 02/15/44	566,621
3,400,000	USTN TII 1.75% 1/15/28	4,383,350
100,000	USTN TII 2.375% 1/15/25	147,315
4,650,000	USTN TII 2.5% 1/15/29	6,320,216
100,000	USTN TII 3.875% 4/15/29	201,214
200,000	USTN TII 0.75% 2/15/42	202,865
3,800,000	USTN TII 1% 2/15/46	3,895,463

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

300,000	USTN TII .125% 04/15/19	$313,397
1,000,000	USTN TII 0.125% 04/15/21	1,026,267

	Total United States Treasury Notes	$56,605,260

	United States Treasury Bonds
600,000	USTB 2.5% 2/15/46	$531,849
900,000	USTB 2.25% 8/15/46	754,804
10,100,000	USTB 2.50% 02/15/45	8,975,294
200,000	USTB 2.75% 8/15/42	188,547
5,900,000	USTB 2.750% 11/15/42	5,560,650
6,100,000	USTB 2.875% 8/15/45	5,856,329
3,400,000	USTB 3% 11/15/44	3,351,128
4,900,000	USTB 3% 5/15/42	4,849,035
6,000,000	USTB 3.125% 8/15/44	6,059,214
300,000	USTB 4.375% 5/15/40	369,980
600,000	USTB 2.875% 5/15/43	578,294
500,000	USTB 3.625% 08/15/43	553,323
1,300,000	USTB 3% 05/15/45	1,279,485

	Total United States Treasury Bonds	$38,907,932

	Federal Agency Obligations
	Federal Home Loan Mortgage Corporation
3,000,000	FHLG 30YR 3.5% 02/47 #TBA	$3,065,960
2,000,000	FHLG 30YR 4% 02/46 #TBA	2,096,641
464,787	FHLG 5.00% 3/38 #A74793	509,214
39,444	FHLG 5.50% 11/35 #A39302	44,254
142,122	FHLG 5.50% 12/38 #G06172	159,010
380,222	FHLG 6.00% 6/38 #G04715	429,647
667,293	FHLG 6.00% 11/39 #G06409	754,107
67,806	FHLG 6.50% 9/39 #G06669	77,559
85,106	FHLM ARM 4.433% 7/35 #1B3925	88,844
24,871	FHLM ARM 5.65% 9/37 #1G3704	25,595
41,589	FHLM ARM 5.84% 2/37 #1N1447	43,088
71,507	FHLM ARM 5.95% 5/37 #1N1582	73,776

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

102,984	FHLM ARM 6.03% 5/37 #1N1463	$109,070

	Total Federal Home Loan Mortgage Corporation	$7,476,765

	Federal National Mortgage Association
1,537,250	FNMA ARM 2.463% 01/36#AL7183	$1,620,939
20,000,000	FNMA 30YR 3% 02/47 #TBA	19,835,156
10,000,000	FNMA 30YR 3.5% 01/47 #TBA	10,244,474
18,000,000	FNMA 30YR 3.5% 02/47 #TBA	18,412,632
15,000,000	FNMA 30YR 4% 02/47 #TBA	15,738,282
9,000,000	FNMA 30YR 4% 01/47 #TBA	9,455,625
7,000,000	FNMA 30YR 4.5% 01/47 #TBA	7,522,772
747,181	FNMA 4.50% 4/41 #AL0215	805,754
99,555	FNMA 4.50% 9/41 #AB3517	107,359
72,643	FNMA 5.50% 8/38 #995072	82,003
22,293	FNMA 6.00% 5/35 #821192	25,219
10,860	FNMA 6.00% 9/37 #952504	12,373
9,357	FNMA 6.00% 10/35 #745000	10,576
6,816	FNMA 6.50% 1/37 #897910	7,815
27,862	FNMA 6.50% 5/36 #895817	31,909
21,335	FNMA 6.50% 8/36 #745744	24,402
13,346	FNMA 6.50% 9/36 #897131	15,277
253,824	FNMA 6.50% 10/41 #AL0814	290,678
290,996	FNMA 6.50% 10/41 #AL0886	332,665
3,690,647	FNMA 30YR 3% 05/43#AR8293	3,681,565
13,134	FNMA 30YR 4% 02/34#763516	13,885
171,123	FNMA 6.50% 10/41 #AL0885	195,815
213,985	FNMA ARM 5.51% 2/37 #913990	220,477
15,303	FNR 11-15 AB 9.75% 8/19	16,023
58,366	FNR 2004-38 FK 1ML+35 5/34	58,275
49,157	FNR 2010-110 AE 9.75% 11/18	51,825
121,261	FNR 2010-118 YB IO INV 10/40	22,425
158,442	FNR 2011-63 SW IO INV 7/41	29,562
1,187,114	FNR 2016-62 AF 1ML+45 9/46	1,171,365
78,175	FNS 390 C3 IO 6% 7/38	16,406

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

44,728	FNS 407 40 0 1/38	$10,490
88,694	FNS 407 41 IO 6% 1/38	17,727
11,326	FNS 407 C22 IO 1/39	2,395

	Total Federal National Mortgage Association	$90,084,145

	Freddie Mac
3,396,192	FHMS K006 AX1 CSTR 1/20	$85,202
944,500	FHMS K007 X1 CSTR 4/20	24,704
1,059,376	FHMS K008 X1 CSTR 6/25/20	43,162
1,006,681	FHMS K009 X1 CSTR 8/20	37,737
4,048,447	FHMS K014 X1 IO CSTR 4/21	177,226
373,393	FHMS K702 X1 CSTR 2/18	4,642
2,363,458	FHMS K703 X1 CSTR 5/18	51,689
1,421,618	FHMS KAIV X1 CSTR 6/46	63,230
79,738	FHR 3738 BP 4% 12/38	82,367

	Total Freddie Mac	$569,959

	Government National Mortgage Association
1,000,000	GNII II 3.5% 02/47 #TBA	$1,037,187
2,000,000	GNII II 4% 02/47 #TBA	2,119,453
400,000	GNII II 4.5% 01/47 #TBA	426,892
44,034	GNII 5.00% 9/40 #004802	48,485
21,128	GNII II 5.00% 7/40 #004747	22,706
221,936	GNII II 5.00% 8/40 #004772	243,227
91,914	GNII II 6.50% 10/37 #004040	105,377
2,000,000	GNMA 30YR 3% 01/47 #TBA	2,019,688
1,000,000	GNMA 30YR 3.5% 01/47 #TBA	1,039,375
1,000,000	GNMA 30YR 4% 01/47 #TBA	1,061,289
84,683	GNMA II 5.00% 7/40 #783050	92,992
23,686	GNR 10-116 JS -1ML+605 12/39	2,421
71,325	GNR 11-70 BS -1ML+670 IO 12/36	5,374
3,998,064	GNR 15-H12 FB 1ML+60 05/65	3,941,431
51,203	GNR 2005-13 SD -1ML+680 2/35	9,693
22,782	GNR 2005-81 SD -1ML+630 12/34	826

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

187,113	GNR 2006-47 SA 1ML+680 8/36	$36,445
204,598	GNR 2009-106 SU IO INV 5/37	34,995
39,182	GNR 2009-45 AI IO 1ML+596 4/39	5,224
137,524	GNR 2009-61 SA 1ML+670 8/39	24,639
168,974	GNR 2009-61 WQ 1ML+625 11/35	34,410
31,930	GNR 2009-68 SL 1ML+675 4/39	3,668
1,127,985	GNR 2009-HO1 FA 1.4% 11/59	1,141,266
33,703	GNR 2010-107 SG -1ML+615 2/38	1,263
48,154	GNR 2010-109 SB -1ML+660 8/40	9,162
242,186	GNR 2010-115 SP -1ML+540 9/40	33,282
353,529	GNR 2010-117 PS 1ML+600 10/39	36,941
293,188	GNR 2010-14 SC -1ML+480 8/35	32,644
117,514	GNR 2010-146 GS IO ML+610 6/39	9,710
110,225	GNR 2010-147 S -1ML+665 11/40	20,834
121,279	GNR 2010-151 SM -1ML+608 11/40	20,262
116,799	GNR 2010-151SA IO ML+605 11/40	19,154
109,922	GNR 2010-160 SW 1ML+655 10/38	8,607
59,284	GNR 2010-3 MS IO 1ML+655 11/38	4,621
46,309	GNR 2010-31 GS 1ML+650 3/39	4,058
8,611	GNR 2010-39 SP -1ML+655 11/38	354
39,667	GNR 2010-42 BS -1ML+648 4/40	7,015
39,667	GNR 2010-47 AS -1ML+644 4/40	6,960
91,049	GNR 2010-47 VS -1ML+625 11/37	14,726
253,048	GNR 2010-50 QS 1ML+655 12/38	22,066
127,243	GNR 2010-57 QS -1ML+650 5/40	22,561
210,019	GNR 2010-60 S -1ML+650 5/40	37,557
218,590	GNR 2010-62 SB -1ML+575 5/40	33,118
169,433	GNR 2010-68 SD -1ML+658 6/40	32,081
29,030	GNR 2010-69 SP -1ML+665 6/38	799
41,720	GNR 2010-76 SH -1ML+650 5/40	7,397
55,420	GNR 2010-85 HS IO 1ML+665 1/40	7,441
39,930	GNR 2010-85 JS -1ML+657 4/40	7,207
144,862	GNR 2010-87 SK IML+650 7/40	27,563
552,489	GNR 2010-H010 FC 1ML+100 5/60	558,203

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,043,278	GNR 2010-H20 AF 1ML+33 10/60	$1,031,969
937,517	GNR 2010-H24 FA 1ML+35 10/60	927,511
346,103	GNR 2011-11 SA -1ML+600 1/41	54,574
27,375	GNR 2011-32 S IO -1ML+600 3/41	4,356
89,374	GNR 2011-4 PS -1ML+618 9/40	13,636
96,253	GNR 2011-40 SA -1ML+613 2/36	4,074
159,116	GNR 2011-81 SA -1ML+540 6/41	22,277
283,207	GNR 2011-H09 AF IML+50 3/61	281,904
1,258,206	GNR 2016-H23 FD 1ML+37 10/66	1,256,599
701,226	GNR 2016-H18 FA 1ML+75 08/66	695,663
1,002,202	GNR 2016-H20 PT VAR 09/20/66	1,114,238
631,586	GNR 16-H19 FE 1ML+.37 6/20/61	629,456

	Total Government National Mortgage Association	$20,478,906

	Total U.S. Government and Agency Securities	$214,122,967

	Other Fixed Income Securities
99,071	ACCR 2003-3 A1 5.21% 12/33	$96,880
476,911	ACE 2006-SL3 A1 1ML+10 6/36	63,958
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	321,910
18,000	AES CORP 8% 6/1/20	20,925
377,085	AHM 2005-4 1A1 1ML+29 3/35	340,772
800,000	ALEXANDRIA REAL EST 3.9% 6/23	811,366
400,000	ALLY FINL INC 2.75% 01/30/2017	400,080
420,000	ANHEUSER BUSCH 5% 4/15/20	456,220
360,000	ANHEUSER BUSCH 5.375% 1/15/20	392,413
240,141	ARC 2004-1 A5 1ML+50 10/34	230,232
900,000	AT&T INC 3.4% 05/15/25	866,303
167,000	AT&T INC 5.5% 2/01/18	173,492
310,283	AWAS FINANCE LUX TERM 07/16/18	312,353
14,000	BAC CAP XIV 5.63/VR PERP	10,990
208,203	BALTA 2004-9 3A1 CSTR 9/34	194,988
221,290	BALTA 2005-2 2A4 CSTR 4/35	212,475
600,000	BANCO BILBAO 7%/VAR PERP REGS	605,720

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

1,300,000	BANK OF AMERICA 4.125% 1/24	$1,349,521
1,000,000	BANKAMER 4.1% 07/24/23	1,043,506
600,000	BARC BANK PLC 3ML+58 02/17/17	600,206
200,000	BARCLAYS 3.2% 08/10/21	197,678
1,400,000	BARCLAYS NY YCD 3ML+77 11/6/17	1,401,245
800,000	BARCLAYS PLC 8%/VAR PERP	888,133
700,000	BARCLAYS PLC FRN 3ML+0 8/10/21	717,310
1,700,000	BBCCR 15-GTP A 3.966% 08/33 14	1,733,657
590,348	BFAT 2007-SR1A M2 1ML+90 3/37	488,516
600,000	BRAZIL 0% 1/1/17	184,349
12,000,000	BRAZIL GOVT 10% 1/01/17	3,686,976
6,700,000	BRAZIL LETRAS DO TESOU 10/1/17	1,891,694
17,500,000	BRAZIL LETRAS TES NAC% 4/1/17	5,211,228
311,194	BSABS 2005-AQ2 A3 1ML+36 9/35	312,170
228,704	BSABS 2005-CL1 A1 1ML+50 9/34	201,242
293,100	BSARM 2004-10 12A3 CSTR 1/35	286,131
250,000	CA ST 7.3% 10/01/39	353,820
86,000	CALPINE CORP 7.875% 1/23 144A	89,655
300,000	CC HOLDINGS 3.849% 4/15/23	304,544
1,000,000	CCO LLC/CAPITAL 4.464% 7/23/22	1,043,964
40,000	CF INDUS HLDS 7.125% 5/1/20	43,600
800,000	CHICAGO IL 7.75% 01/01/42	811,560
1,000,000	CITIGROUP INC 2.35% 08/02/21	977,299
500,000	CITIGROUP INC 2.7% 03/30/21	498,432
800,000	CITIGROUP INC 3ML+93 6/7/19	806,212
100,000	CITIGROUP IN 3ML+143 9/1/23	101,988
20,000	COMCAST CORP 6.3% 11/15/17	20,827
600,000	COMET 2016-A1 A1 1ML+45 02/22	602,437
1,000,000	COMM 16-COR1 ASB 2.972% 10/49	990,010
130,000	COMMNWLTH BNK AUST 5 10/19 144	139,595
400,000	CREDIT AGRC 7.875 PERP REGS	404,036
400,000	CREDIT AGRICOLE 8.125% 9/33RGS	430,300
1,800,000	CREDIT SUI NY Y$CD 3ML+80 9/17	1,802,439
800,000	CREDIT SUISSE 2.75% 03/26/20	792,536

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

600,000	CREDIT SUISSE 3.125% 12/20	$597,655
800,000	CREDIT SUISSE 3.8% 6/9/23	798,250
307,073	CVS CAREMARK 6.943% 1/10/30	359,764
760,666	CWALT 05-36 2A1A 1ML+31 8/35	559,877
300,164	CWALT 2005-36 3A1 CSTR 8/35	242,694
114,032	CWALT 2005-61 1A1 1ML+26 12/35	93,874
65,833	CWALT 2006-OA1 2A1 1ML+21 3/46	48,691
67,645	CWHL 2004-23 A CSTR 11/34	55,027
219,622	CWHL 2006-HYB3 2A1A CSTR 6/36	194,370
150,000	DAIMLER FINANCE 3.875 9/21 144	157,421
110,227	DELTA AIR 6.821% 2/10/24	126,761
1,000,000	DEPOSITORY 4.875/VAR PERP 144A	1,017,500
30,000	DEVON ENERGY CO 5.6% 7/15/41	30,849
125,000	DISH DBS CORP 7.875% 9/01/19	138,750
74,509	DMSI 2004-4 7AR2 1ML+45 6/34	68,115
800,000	DNB BK ASA MTN 3.2% 4/17 144A	803,822
144,917	DORIC NIMROD 5.125% 11/24 144A	150,716
700,000	DRSLF 2013-30A A 3ML+125 11/25	699,812
150,000	EFCT 2004-1 A5 VAR 6/43	141,870
200,000	EKSPORTFINANS GLB MTN 5.5 6/17	202,830
460,000	EL PASO NAT GAS 8.375% 6/15/32	570,457
1,000,000	ENGIE SA YCP 0 10/04/17	984,012
300,000	ENTERPRISE PROD 5.2% 9/1/20	327,323
900,000	EXP IMP BK KOREA 1.75% 2/27/18	900,021
2,100,000	EXP-IMP BANK KOREA 5% 4/11/22	2,313,809
400,000	EXPORT IMP BK KORE MTN 4% 1/21	418,408
700,000	EXPORT IMP KORE 4.375% 9/15/21	746,085
176,629	FFML 2004-FF3 M1 1ML+55 5/34	165,923
39,010	FHAMS 2006-FA8 1A8 0 2/37	20,675
90,000	FIRST SEC UT 9.35 1/10/23 144A	104,322
623,308	FLAT 2007-1 A1A 3ML+23 10/21	622,322
800,000	FORD MTR CR LLC 2.459% 3/27/20	789,208
1,100,000	FORD MTR CR LLC 4.25% 2/03/17	1,102,166
200,000	FORD MTR CR LLC 5.875% 8/2/21	220,683

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

200,000	FORD MTR CR LLC 8.125% 1/15/20	$230,502
202,000	FRENSENIUS MED 6.875% 7/15/17	207,303
80,000	GA MEAG 6.655% 4/1/57	97,769
123,327	GECMC 2007-C1 A4 5.543% 12/49	123,492
1,300,000	GENERAL MTR INC 3.2% 07/13/20	1,303,008
14,761	GMACM 04VF1 A1 MBIA1ML+75 2/31	14,728
2,000	GOLDMAN SACHS 5.793/VR PERP	1,632
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	11,082
300,000	GOLDMAN SACHS GRP 3.5% 1/23/25	295,634
780,000	GS GRP INC MTN 6.25% 2/01/41	965,233
379,247	GSMPS 2005-RP1 1AF 1ML+35 1/35	326,803
2,723,112	GSMS 2011-GC3 X IO 3/44 144A	62,980
112,546	GSR 2005-AR5 2A3 CSTR 10/35	98,038
1,230,000	HCA INC 6.5% 2/15/20	1,345,620
200,000	HELLENIC RAILW 5.014% 12/27/17	204,477
400,000	HPT 4.25% 02/15/21	413,508
660,000	HSBC FINANCE CO 6.676% 1/21	741,301
197,217	HVMLT 05-15 2A11 1ML+27 10/45	161,385
389,350	HVMLT 2004-5 2A6 CSTR 6/34	391,789
272,686	HVMLT 2006-13 A 1ML+18 11/46	199,475
600,000	IL ST 6.725% 4/1/35	611,592
94,958	IMSA 2006-1 1A2B 1ML+20 5/36	85,974
282,403	INDA 2007-AR7 1A1 CSTR 11/37	271,245
797,913	INDX 05-AR14 2A1A 1ML+30 7/35	681,792
110,820	INDX 2006-AR6 2A1A 1ML+20 6/47	84,147
2,100,000	ING BK FRN 3ML+78 8/17/18 144A	2,109,645
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,074,458
260,000,000	JAPAN GOVERNMENT 0% 3/21/17	2,225,994
770,000,000	JAPAN GOVERNMENT OF 0% 3/13/17	6,591,912
30,000,000	JAPAN GOVT 0% 03/27/17	256,860
630,000,000	JAPAN T-BILL SR 643 2/13/17	5,392,002
1,030,000,000	JAPAN T-BILL SR 648 3/6/17	8,817,214
900,000	JMP 2013-1A A 3ML+118 04/23	900,211
100,000	JP MORGAN CHASE 2.295% 8/15/21*	98,056

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

700,000	JPMC 16-FLRR 1ML+145 1/33 144A*	$699,999
300,000	JPMC CO 2.55% 10/29/20*	299,547
220,000	JPMC CO 4.25% 10/15/20*	232,638
3,053,041	JPMCC 2011-C4 XA CSTR 7/46*	81,809
101,527	JPMCC 2011-C5 A3 4.1712% 8/46*	108,890
127,492	JPMMT 2004-A3 3A3 CSTR 7/34*	120,119
900,000	JPMORGAN CHASE & CO 2.4% 6/21*	890,938
1,500,000	JPMORGAN CHASE &CO2.25%1/23/20*	1,495,530
1,200,000	JPMORGAN CHASE 3ML+148 3/1/21*	1,236,948
70,000	JPMORGAN CHASE 4.35% 8/15/21*	74,819
600,000	JPMORGAN CHASE 5.3% VAR PERP*	612,336
120,000	KAUPTHING BK 5.75% 10/4/11 144A	-
1,177,000	KAUPTHING BK 7.625% 2/28/15144	-
60,000	KINDER MORGAN EN 6.85% 2/15/20	66,846
204,000	KINDER MORGAN ENER 6% 2/1/17	204,617
212,000	KPN NV GLBL 8.375% 10/01/30	282,603
413,000	KRAFT FOODS 5.375% 02/20 WI	447,048
1,077,461	KVK CLO 30YR 3ML+145 2/10/25	1,079,118
641,000	LANDSBANK IS MTN6.1% 8/11 144A	76,920
93,207	LBUBS 2007-C6 A4 CSTR 7/40	93,850
700,000	LLOYDS 7.625% PERP-23 AT1	900,664
400,000	LLOYDS BANKING GRP 3.1% 7/6/21	404,612
429,326	LXS 2006-14N 1A1B 1ML+21 9/46	386,774
142,942	MARM 2005-1 7A1 CSTR 2/35	132,202
148,103	MARM 2006-2 3A1 CSTR 1/36	146,489
463,980	MARP 2005-2 1A1F 1ML+35 5/35	377,930
1,100,000	METLIFE INC 5.25/VAR PERP	1,113,750
114,789	MLCC 2003-F A1 1ML+32 10/28	110,028
839,828	MLCFC 2007-6 A4 CSTR 3/51	841,791
2,000,000	MLMI 05-WMC1 M2 1193476+.795%	1,879,633
53,601	MLMI 2004-A3 4A3 CSTR 5/34	53,780
73,139	MLMI 2006-A1 1A1 CSTR 3/36	59,349
786,986	MLMI 2007-SD1 A1 1ML+45 2/47	474,968
700,000	MORGAN STANLEY 2.65% 01/27/20	702,857

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

500,000	MSBAM 15-C20 ASB 3.069% 02/48	$507,207
600,000	MSC 2014-CPT AM VAR 07/29	614,916
15,110	MSM 2005-3AR 3A CSTR 7/35	12,933
600,000	MUFG Y$CD 3ML+72 9/19/17	601,094
150,000	MUNICIPAL EC AT GA 6.637% 4/57	186,032
900,000	MURRAY ST INV TR STEP 3/09/17	904,689
700,000	NATIXIS NY BRH YCP 1.4% 7/3/17	692,786
2,700,000	NATIXIS NY YCD 3ML+69 9/25/17	2,709,177
40,000	NATL SEMICOND GLB 6.6% 6/15/17	40,993
664,354	NEUBERGER BRMA 3ML+130 7/25/23	663,264
660,000	NORDEA BK 4.875% 5/13/21 144A	708,506
9,100,000	NORDEA KREDIT 2% 10/01/17	1,310,671
3,100,000	NORDEA KREDIT REALK 2% 10/1/17	446,492
1,300,000	NORINCHUKIN 3ML+71.5 10/10/17	1,303,034
250,000	NORTHSTR ED FIN 2007-1 OT	217,907
1,720,000	NOVO BANCO SA 5% 05/14/19	1,231,194
500,000	NY&PRSBTN HSP 4.024% 08/01/45	485,285
1,600,000	NYKREDIT REALKREDIT 2% 10/1/17	230,448
2,000,000	PENAR 15-2A A1 1ML+40 5/18/19	1,999,014
300,000	PETROBRAS GLB FRN 3ML+288 3/20	293,217
500,000	PETROBRAS INTL 5.75% 1/20/20	506,250
370,000	PFIZER INC 3.4% 5/15/24	381,990
105,000	PG&E 8.25% 10/15/18	116,542
700,000	PMR SQ 13-2A A1A 3ML+140 10/25	702,002
20,000	POTASH CORP 4.875% 3/30/20	21,255
96,024	PRIME 2005-2 2A1 CSTR 10/32	99,493
30,000	QEP RESOURCES 6.875% 3/01/21	31,875
900,000	RBS 9.5/VRN 3/16/22 RGS	913,914
186,120	RBSGC 2007-B 1A4 1ML+45 1/37	115,177
8,500,000	REALKREDIT DANMARK 1% 1/1/17	1,203,540
3,300,000	REALKREDIT DANMARK 1% 4/1/17	468,654
6,900,000	REALKREDIT DANMARK 2% 04/17	982,277
30,000	ROGERS COMMUNIC 6.8% 8/15/18	32,342
70,000	ROYAL BK SCOTLND 7.648/VR PERP	79,975

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

800,000	ROYAL BK SCTLND 3.875% 9/12/23	$767,349
520,000	ROYAL BK SCTLND 6.4% 10/21/19	565,921
1,000,000	SABINE PASS LIQ 5% 3/27 144A	1,008,750
152,758	SACO 2005-WM3 A3 1ML+35 9/35	143,107
373,192	SAIL 2003-BC11 M1 1ML+65 10/33	366,017
406,355	SAMI 2006-AR6 1A1 1ML+18 07/46	309,469
330,000	SANTA CL TRANS TAXM 5.876% 4/32	398,947
800,000	SANTAN 6.25% 09/PERP-21 5.125%	788,898
900,000	SANTANDER HLDGS 3ML+145 11/17	907,712
960,485	SARM 2004-4 2A CSTR 04/34	962,824
23,027	SAST 2002-3 M1 1ML+75 12/32	22,163
147,875	SAST 2003-3 M1 1ML+65 12/33	141,570
1,000,000	SAUDI ARABIA 3.25% 10/26 144A	948,024
500,000	SHIRE AQ INV IRE 1.9% 9/23/19	493,430
300,000	SLMA 2003-11 A6 3ML+29 12/25	298,500
350,973	SLMA 2004-3 A5 3ML+17 7/25/23	349,639
2,400,000	SLOVENIA GOVT 5.85% 5/23 REGS	2,703,422
500,000	SLOVENIA REP 5.25% 2/24 REGS	547,750
2,300,000	SLOVENIA REP 5.5% 10/26/22 REGS	2,541,445
1,000,000	SOCIETE GEN 4.25% 4/14/25 144A	968,881
21,000	SOUTHRN NAT GAS 8% 3/01/32	26,293
63,000	SOUTHRN NAT GAS VAR 4/1/17	63,655
700,000	STANDARD CHART CP 1.43% 7/3/17	692,632
1,300,000	SUMITOMO NY BRH 3ML+70 9/15/17	1,302,142
1,200,000	SUMITOMO TR NY 3ML+73 9/18/17	1,202,284
49,000	TENN GAS PIPELI 7.625% 4/01/37	59,239
160,000	THERMO FISHER 3.6% 8/15/21	165,220
550,566	TSCOLN PRP FIN 7.6227% 7/13/39	772,181
240,000	TVA 5.25% 9/15/39	300,901
467,000	TVA 5.98% 4/1/36	628,719
23,386	UAL PASS THRU ETC 9.75% 1/17	23,460
650,000	UBS AG 7.625% 08/22 LT2 COCO	736,938
600,000	UBS GROUP FDNG 3% 4/15/21 144A	599,369
100,000	UK GILT 1.75% 9/7/22	130,569

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

200,000	UNITED BUSNS 5.75% 11/20 144A	$210,107
370,000	UNITEDHEALTH GRP 6% 2/15/18	387,903
500,000	VERIZON COM 3.65% 09/14/18	516,415
200,000	VERIZON COMM 3ML+175 9/18	204,464
441,124	WAMU 05-AR15 A1A1 1ML+26 11/45	416,924
363,290	WAMU 05-AR15 A1A2 1ML+28 11/45	312,687
167,352	WAMU 05-AR17 A1A2 1ML+29 12/45	150,595
632,057	WAMU 06-AR14 1A3 CSTR 11/36	585,821
1,954,080	WAMU 2004-AR10 A1A 1ML+44 7/44	1,765,010
164,351	WAMU 2004-AR8 A1 1ML+42 6/44	152,698
1,102,452	WAMU 2005-AR18 1A3A CSTR 1/36	1,071,569
292,257	WAMU 2005-AR7 A4 CSTR 8/35	300,679
62,733	WAMU 2005-AR8 1A1A 1ML+27 7/45	62,277
158,006	WAMU 2005-AR9 A1A 1ML+32 7/45	156,441
261,806	WAMU 2007-HY4 4A1 CSTR 9/36	243,544
28,000	WELLPOINT INC GLB 5.875% 6/15/17	28,566
380,834	WFMBS 2006-AR11 A6 CSTR 8/36*	365,820
240,000	WFRBS 2011-C4 A4 0 6/44*	263,242
1,000,000	WYNN LAS VEGAS 5.5% 3/25 144A	992,000

	Total Other Fixed Income Securities	$154,716,545

	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	CASH	$5,076,462
	Cash Collateral	221,161
14,400,447	BBH STIF FUND	14,400,447
440,075	SSBK STIF FUND*	440,075
22,576,119	Fidelity Institutional Money Market Government Portfolio Class 1*	22,576,119
1,202,518	JP MORGAN 100% US TREASURY*	1,202,518
7,815,910	JPM PRIME MMKT MRGN SHR FD 829*	7,817,096
4,082,792	JPM TREASURY PLUS MMF AGENCY SHARES*	4,082,792

	Total Cash and Cash Equivalents	$55,816,670

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

Shares or Units	Description	Current Value

	Swap Contracts
	Credit Default Swaps
700,000	BNP CDS BARC SNR SE SP 1% 06/20/17	$7,543
3,000,000	BOAM CDS 91086QAW8 1% 12/20/19	3,229
5,000,000	CDS CMBX.NA.AAA.9 0.5 9/58 GS	(110,653)
5,697,284	CDS GS CMBX NA AAA6 0.5% 5/63	(3,023)
1,000,000	CDS MS CMBX AAA CDSI S7 0.5% 1/17/47	(5,831)
500,000	CS CDS CMBX.NA.BBB-.9 3% 9/58	(65,692)
1,800,000	DELL INC SNR 12/20/19 GS ICE	(13)
1,000,000	JP CDS CMBX.NA.AAA.9 SP 0.5% 9/17/58	(22,131)
800,000	SPRINT SNR S 12/20/19 GS ICE	388
700,000	VOLKSWGN IN FN SR SE ICE 12/17	(150)

	Total Credit Default Swaps	$(196,333)

	Interest Rate Swaps
(8,200,000)	BA IRS USD 2Y 1.45% 06/19 CME	$(7,514)
7,100,000	BOA IRS SWAP P1.73 08/26/25	262,693
(700,000)	CITI INF SWAP 3.585% 10/46 LCH	(6,343)
(6,600,000)	CME IRS 2.75% 12/16/45	(74,600)
(13,600,000)	CME IRS USD 2.5% 15/6/46	(104,237)
(1,800,000)	CS IRS 30YRUSD 2.25% 12/46 CME	(19,576)
(500,000)	CS IRS GBP 10Y .75 3/15/17 CME	809
(900,000)	CS IRS GBP 5YR .50 3/15/22 CME	(259)
(12,800,000)	CS IRS USD 10Y 1.75 12/26 CME	(58,837)
(4,200,000)	CS IRS USD 10Y 1.75% 12/26 LCH	(13,645)
(65,800,000)	CS IRS USD 1Y 1.5% 6/15/19 CME	(14,928)
(300,000)	CS IRS USD 30Y 2.5 6/15/46 CME	(3,329)
25,100,000	CS IRS USD 5YR 1.5% 12/21 CME	38,909
(4,700,000)	INFSWEMNI 1.4385% 10Y 12/46 LCH	(5,340)
(6,000,000)	INFSWEMNI 1.4425% 10Y 12/26 LCH	(6,823)
10,700,000	INFSWPEMNI 1.165% 5Y 12/21 LCH	6,261
(10,500,000)	LCH IRS 1.75% 12/16/18	(2,130)
(20,600,000)	LCH IRS 2.25% 12/16/22	(35,742)
(900,000)	PIMCO IRS 10YR EU 0.5% 3/27CME	1,197

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

	Total Interest Rate Swaps	$(43,434)

	Total Swap Contracts	$(239,767)

	Interest Rate Option Contracts
2,000,000	IRO USD 30Y P2.905 8/20/18 MYC	$134,852
(11,700,000)	IRO USD 5Y P2.8 08/20/18 MYC	(156,363)
600,000	IRO USD PUT 2.94 T 8/20/18 GLM	38,711
(4,700,000)	IRO USD 10Y C2.4 M 2/16/17 GLM	(39,077)
(4,700,000)	IRO USD 10Y C195 M SWP 2/17 GS	(3,083)

	Total Interest Rate Option Contracts	$(24,960)

	Futures Contracts***
153,875,000	EURO$ 90 DAY FUT DEC 17 EDZ7	$15,625
(17,683,200)	EURO$ 90 DAY FUT JUN 18 EDM8	(4,500)
(30,737,500)	EURO$ 90 DAY FUT MAR 18 EDH8	(4,688)
(51,542,013)	EURO$ 90 DAY FUT SEP 17 EDU7	(5,225)
-	MANUAL MTM (EUR)	(1)
-	MANUAL MTM (USD)	(129,992)
30,076,063	US 10YR NOTE (CBT)MAR17 TYH7	83,188
352,992	US 5YR NOTE(CBT)FUT MAR17 FVH7	492
1,054,594	US LONG BOND(CBT) MAR17 USH7	5,250

	Total Futures Contracts	$(39,851)

	Other Investments
1,450	CITIGROUP CAP XIII 7.875% PFD	$37,439

	Total Other Investments	$37,439

	Total Cash, Cash Equivalents and Other Investments	$55,549,531

	Total Investments Excluding Notes Receivable from Participants	$4,514,765,395

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% Maturing through January 2031)*	57,752,967

	Total Investments	$4,572,518,362

TIME WARNER SAVINGS PLAN

EIN: #13-4099534              Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016 (continued)

*	Indicates party-in-interest to the Plan.

**	Represents an adjustment to the value of Synthetic Investment Contracts, which is related to the purchase and sale of certain assets pending settlement at December 31, 2016.

***	Negative “shares or units” represents the notional values of futures contracts with short positions.

****	Difference between total synthetic investment contracts per the Schedule of Assets and per the Statement of Net Assets Available for Benefits is due to the presentation of synthetic investments at current value in the Schedule of Assets and contract value in the Statement of Net Assets Available for Benefits. See footnote 7 for reconciliation of this difference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 20, 2017	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm